Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Dollar General Corp (DG)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Dollar General Corp (DG)
Vote Yes: Item #7 – Employee Access to Sufficient and Quality Health Care

Annual Meeting: May 29, 2025

CONTACT: Meredith Benton | benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that the Board of Directors issue a public report, omitting confidential information and at reasonable expense, on the sufficiency of employees’ access to timely, quality healthcare, and discussing the Company’s strategy to ameliorate any insufficiencies identified.

Supporting Statement: Proponent suggests this analysis includes consideration of strategies beyond legal compliance that the Company may deploy to minimize or mitigate the risks associated with the lack of access to quality healthcare.

RATIONALE FOR A YES VOTE

The primary recommendation of a January 2025 McKinsey report called “Thriving workplaces: How employers can improve productivity and change lives,” is to conduct a comprehensive health and well-being survey to diagnose workforce health needs.

Benefits of a healthy workforce

Assessing the health needs of its employees could help improve Dollar General’s employee productivity and retention. A healthy workforce has been associated with higher employee productivity, reduced absenteeism and reduced presenteeism (equivalent to working while “under the weather”). It is also linked to talent management efficiencies, retention, and attraction.1, 2 Across companies, absenteeism and presenteeism is primarily driven by chronic health care conditions. Absenteeism costs are estimated at $1,695 annually per employee and presenteeism holds an additional annual productivity cost estimated at $300 per employee.3

Dollar General employees may struggle to access quality healthcare

Dollar General employees may be more vulnerable to employee health deficiencies and concerns than employees of other retailers. Dollar General stores are primarily within states that are ranked as having the lowest quality healthcare in the nation. Table 1 shows states where Dollar General has more than 500 stores as well as the 10 worst ranking states in quality health care according to US News, Newsweek, and Forbes.

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1 https://www.shrm.org/resourcesandtools/hr-topics/benefits/pages/wellness-productivity-link-.aspx

2 https://www.cdc.gov/workplace-health-promotion/php/model/index.html

3 https://www.mckinsey.com/mhi/our-insights/thriving-workplaces-how-employers-can-improve-productivity-and-change-lives

2025 Proxy Memo Dollar General Corp | Employee Access to Sufficient and Quality Health Care

Table 1: Bottom 10 States for Healthcare, State Rankings

State	Approx. number of Dollar General stores[4]	Quality of care ranking (US News)[5]	Quality of care ranking (Newsweek)[6]	Quality of care ranking (Forbes)[7]
Texas	1949		48	43
Georgia	1134			50
North Carolina	1121			48
Florida	1081
Tennessee	1032	42
Ohio	1030
Pennsylvania	980
Alabama	975	44		49
Kentucky	789	40	43
Michigan	759
Illinois	724
Indiana	710	41
South Carolina	690		49	46
Missouri	689	45
Louisiana	681	46
Mississippi	668	50	42	47
New York	615
Arkansas	581	47		45
Oklahoma	574	49
Virginia	499

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4 https://www.statista.com/statistics/1121086/number-of-dollar-general-stores-in-the-united-states-by-state/

5 https://www.usnews.com/news/best-states/rankings/health-care?sort=rank-desc

6 https://www.newsweek.com/map-shows-states-worst-healthcare-2034544

7 https://www.forbes.com/advisor/health-insurance/best-worst-states-for-healthcare/

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2025 Proxy Memo Dollar General Corp | Employee Access to Sufficient and Quality Health Care

Health insurance is important to employees: A Chamber of Commerce poll found that almost all Americans believe it is important that a job offer health insurance and that more than 60% would not accept a job without health insurance.8 Forty-eight percent of insured adults worry about affording their monthly health insurance premium and 21 percent still view costs as a barrier to getting the health care they need.9

Within the healthcare that is accessible to them, Dollar General employees may face a significant financial burden in accessing care. Table 2, column 6, sets forth the calculated lowest to highest range of annual expense for single-payer Dollar General employees as a percentage of their annual salary.

Table 2: Single payer estimated health costs against salary (excluding co-pays)10

Role	Estimated annual salary[11]	Annual insurance cost	Out-of-pocket maximum[12]	Widest possible expense range	Healh insurance as a % of annual income
Cashier/stocker	$21,221	$1,248 -$5,225	$2,875 – 14,300	$1,248 - $14,548	6% - 69%
Assistant manager	$31,668	$1,248 -$5,225	$10,975 – 27,848	$1,248 - $14,548	4% - 46%
General Manager	$56,520	$1,248 -$5,225	$10,975 – 27,848	$1,248 - $14,548	2% - 26%

The above calculation focuses on a single person and their possible health costs. If a family needs to be covered by Dollar General’s insurance and then reaches its out-of-pocket maximum, total possible annual cost rises to $37,768. Even with Dollar General insurance, health costs would far surpass the annual income of the great majority of its employees.

The average total household savings of those employees who make less than $34,600 per year is $2,566, for those that make less than $59,500 it is $6,505.13 It is reasonable to assume that a significant majority of Dollar General’s employees cannot afford to access medical care when it is most needed, even with insurance.

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8 https://www.uschamber.com/health-care/new-poll-of-american-workers-reveals-tremendous-value-placed-on-workplace-health-benefits

9 https://www.kff.org/health-costs/issue-brief/americans-challenges-with-health-care-costs

10 https://assets.cafewell.com/ops/dollar_general/Semi-MonthlyGuide.pdf

11 https://www.indeed.com/cmp/Dollar-General/salaries

12 Included deductibles, copays and coinsurance

13 https://wallethub.com/edu/savings-account-statistics/143529

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2025 Proxy Memo Dollar General Corp | Employee Access to Sufficient and Quality Health Care

Assessing employee sufficiency of access to timely, quality healthcare is a reasonable ask

Dollar General’s statement in opposition to this proposal speaks of the importance to its employees of the company providing benefits, and to the effort it has put into providing them, but it does not claim that its employees have access to timely or sufficient health care. The Company simply concludes that the “incumbent health plan’s broad medical network continues to be a good fit for our current footprint.”

The Company also notes how essential employee feedback on their benefit offerings is, stating that its benefit offerings are “critical” to the Company remaining an employer of choice. It then speaks to the multiple forums in place that allow it to collect employee feedback, including communication boards, engagement surveys, and an anonymous phone line. However, in direct contradiction to the suggested ease of obtaining employee feedback, Dollar General also states that surveying employees on the sufficiency of their health care access would require substantial resources.

Providing quality, affordable healthcare could help retain employees

Turnover is expensive for a company due to direct recruiting, hiring, onboarding, and training costs. The average cost of replacing an employee has been estimated at $1,50014 to $4,00015 per employee. High turnover also has soft costs since it is disruptive to team dynamics and employee morale. In a Comparably survey with 4,409 Dollar General employees participating, the Company was ranked in the bottom 10% of over 1,300 companies for its retention score.16 Mercer estimates that companies are able to reduce turnover by 11% if they foster a “culture of health.”17 Given Dollar General’s approximately 185,800 employees, the Company could save ten of millions of dollars by reducing its employee turnover.

CONCLUSIONConducting a survey on the sufficiency of employees’ access to timely, affordable, quality healthcare, and identifying a strategy to ameliorate insufficiencies identified, could improve Dollar General’s employee satisfaction and retention.

Proponents offered to withdraw this resolution should Dollar General survey its employees to determine if they have sufficient access to timely and quality medical care, but an agreement was not reached.

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14 https://www.peoplekeep.com/blog/employee-retention-the-real-cost-of-losing-an-employee

15 https://www.applauz.me/resources/costs-of-employee-turnover

16  https://www.comparably.com/companies/dollar-general/retention

17 https://www.mercer.com/en-us/insights/us-health-news/the-surprisingly-strong-connection-between-well-being-and-turnover/

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2025 Proxy Memo Dollar General Corp | Employee Access to Sufficient and Quality Health Care

Vote “Yes” on this Shareholder Proposal 7, a timely and feasible step to improving our Company’s competitive advantage in attracting employees, employee moral, and employee retention rates.

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For questions, please contact Meredith Benton, benton@whistlestop.capital

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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